UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Defense & National Security Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

37953N108

(CUSIP Number)

Global Defense & National Security Systems, Inc.

11921 Freedom Drive, Suite 550

Two Fountain Square

Reston, Virginia 20190

(202) 800-4333

With a Copy to :

Lawrence T. Yanowitch, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster, LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia

(703) 760-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Global Defense & National Security Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,724,725 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Damian Perl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,724,725 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 9,624,725 shares of the Issuer’s common stock outstanding.

(2) Does not include any shares of the Issuer’s common stock that may be issuable on conversion of the convertible promissory notes dated May 14, 2014 and May 12, 2015, issued to the Sponsor, which may be converted, at the election of the Sponsor, following the consummation of the Issuer’s initial Business Combination (as defined in the Issuer’s Amended and Restated Certificate of Incorporation) at a rate equal to the greater of $10.00 per share and the 30-day trailing average of the closing price per share.

SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2013, as amended on May 19, 2014 and May 14, 2015 (the “Amended Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”), of Global Defense & National Security Systems, Inc. (the “Company”).

Item 2. Identity and Background.

Item 2 of the Amended 13D is hereby replaced in its entirety with the following:

(a) Name of Person filing this Statement:

This Statement is being filed by Global Defense & National Security Holdings LLC, Andrew Damian Perl (together, the “Reporting Persons”).

(b) Residence or Business Address:

The Reporting Persons’ business address is 11921 Freedom Drive, Suite 550, Two Fountain Square, Reston, Virginia 20190.

(c) Present Principal Occupation and Employment:

Global Defense & National Security Holdings LLC is the Issuer’s sponsor (the “Sponsor”) and sole stockholder prior to the Issuer’s initial public offer (“IPO”). Mr. Perl is the chairman of the board of directors of the Issuer.

(d) Criminal Convictions:

None of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Sponsor is a Delaware limited liability company. Mr. Perl is a citizen of the United Kingdom.

Item 4. Purpose of the Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following immediately prior to the heading “Communications”:

Profits Interest

On June 1, 2015, the Sponsor adopted an Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), which created a class of incentive units in the Sponsor. Pursuant to the terms of the LLC Agreement, after the holders of the Sponsor’s common units have received an aggregate amount equal to the Sponsor’s cost of its Shares and the Sponsor’s costs and expenses related to the Shares, plus an amount equal to eight percent thereon, accruing on a compounded annual basis from the date of the Company’s initial Business Combination, then the executives of the Sponsor who are granted the incentive units (the “Executives”) will receive 16 percent of proceeds that the Sponsor receives from disposition of Shares.

Item 5. Interests of Securities of the Issuer.

Item 5(c) of the Amended Schedule 13D is hereby amended and restated as follows:

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended as set forth below, by adding the following to the end of Item 6:

1.	The second paragraph as Item 6 is amended and restated as follows:

Black Marlin serves as sole manager of the Sponsor, Blue Marlin is the sole voting member of the Sponsor. Mr. Perl beneficially owns 100% of the equity in the Sponsor indirectly through two intermediary holding companies, (1) Blue Marlin and (2) Black Marlin, an affiliate of the Sponsor (affiliate by virtue of its identical ultimate beneficial ownership) and the sole shareholder of Blue Marlin.

Profits Interest

On June 1, 2015, the Sponsor adopted the LLC Agreement, which created a class of incentive units in the Sponsor. Pursuant to the terms of the LLC Agreement, after the holders of the Sponsor’s common units have received an aggregate amount equal to the Sponsor’s cost of its Shares and the Sponsor’s costs and expenses related to the Shares, plus an amount equal to eight percent thereon, accruing on a compounded annual basis from the date of the Company’s initial Business Combination, then the Executives will receive 16 percent of proceeds that the Sponsor receives from disposition of Shares.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015.

*Previously filed

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2015

By:	/s/ Andrew Damian Perl
Andrew Damian Perl

GLOBAL DEFENSE & NATIONAL SECURITY HOLDINGS LLC

By: Black Marlin Ltd,
its Manager

By:	/s/ Andrew Damian Perl
Name: Andrew Damian Perl
Title: Manager

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015.

*Previously filed